Exhibit 12.1

GREEKTOWN SUPERHOLDINGS, INC
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor

	Year ended December 31,					Six Months Ended June 30,

	2009	2008	2007	2006	2005	2010	2009

Computation of earnings:
Income (loss) before provisions for state income taxes	$(65,132)	$(148,680)	$1,990	$23,555	$20,133	$293,520	$(21,369)
Fixed charges	$82,921	$48,881	$40,732	$41,357	$16,671	$39,568	$39,710

Total earnings	$17,789	$(99,799)	$42,722	$64,912	$36,804	$333,088	$18,341

Computation of fixed charges:
Interest expense	$69,998	$38,629	$37,052	$38,069	$16,404	$37,489	$31,355
Amortization of financing fees and discounts on indebtedness	$12,923	$10,252	$3,680	$3,288	$267	$2,079	$8,355

Total fixed charges	$82,921	$48,881	$40,732	$41,357	$16,671	$39,568	$39,710

Ratio of earnings to fixed charges	0.21	(2.04)	1.05	1.57	2.21	8.42	0.46

Deficiency	$(65,132)	$(148,680)					$(21,369)